SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     _______________________

                         SCHEDULE 14D-9
                         (Rule 14D-101)

  Solicitation/Recommendation Statement Under Section 14(D)(4)
             of the Securities Exchange Act of 1934
                    _________________________

                           CUCOS INC.
                    (Name of Subject Company)

                           CUCOS INC.
              (Name of Person(s) Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)

                            229725106
              (CUSIP Number of Class of Securities)
                       ___________________

                   James W. Osborn, President
                           Cucos Inc.
                110 Veterans Boulevard, Suite 222
                    Metairie, Louisiana 70005
                         (504) 835-0306
   (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and
   Communications on Behalf of the Person(s) Filing Statement)

                         With copies to:

                      Virginia Boulet, Esq.
                        Phelps Dunbar LLP
                  365 Canal Street, Suite 2000
                  New Orleans, Louisiana 70130
                          (504) 5661311

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Cucos Inc., a Louisiana corporation (the "Company"). The address of the principal executive office of the Company is 110 Veterans Boulevard, Metairie, Louisiana 70005. The telephone number of the principal executive office of the Company is (504) 835-0306.

     The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, no par value (the
"Shares"), of the Company.  As of July 1, 2000, there were
2,663,605 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1. above.

     This Schedule 14D-9 relates to the tender offer by Jacksonville Restaurant Acquisition Corp., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated July 14, 2000, to purchase up to 1,200,000 of the outstanding Shares at a purchase price of $1.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). If the full 1,200,000 Shares are tendered in the Offer, then the Purchaser will hold (together with 400,000 shares of the Company's Series A Preferred Stock, no par value per share, currently held by the Purchaser and which are presently convertible into 400,000 Shares) approximately 52% of the voting power of the Company.

     The Schedule TO states that the principal executive office of the Purchaser is located at 2211 Brighton Bay Trail, Jacksonville, Florida 32246.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

     As of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or its executive officers, directors or affiliates, except

- Agreements between the Company and the Purchaser discussed in Section 12 - "Background of the Offer; Past Contacts or
     Negotiations with the Company" of the Schedule TO (and attached hereto as Exhibits (e)(2), (3) and (4));

- James W. Osborn is the President, Chief Executive Officer and a director and shareholder of both the Company and the Purchaser; and

- Calvin Cox, a director of the Company, is also an officer, director and shareholder of the Purchaser.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(A)  Recommendation of the Company Board.

     At a meeting held on May 16, 2000, the Company board determined unanimously that the Offer is fair to the shareholders of the Company from a financial point of view and that all shareholders should have the opportunity to take advantage of the Offer. The Company board strongly recommends that all shareholders seriously consider the Offer and carefully read the Offer to Purchase.

(B)   Reasons or Background for the Recommendation.

     Over the past several years, the Company has suffered unexpected substantial declines in revenues and earnings. In late 1999, these losses caused the Company to default on the terms of its credit facility (the "Credit Facility") to its major commercial lender. The Company continues to be in default of the Credit Facility, and is unable to pay a substantial amount of its accounts payable to vendors. The Company has negative net worth, and there can be no assurance that the Company will continue as a going concern.

     The Company board considered these and other matters in analyzing the Offer. The board has also based its determination that the Offer is fair to the shareholders from a financial point of view on an opinion (the "Opinion") that it received from Chaffe & Associates, Inc., the Company's financial advisor. The Opinion, a copy of which is attached hereto as Annex I, states that the Offer is fair to the Company's shareholders from a financial point of view.

     The Chairman of the Board intends to tender his Shares.
Other directors, each of whom owns fewer Shares than the
Chairman, do not intend to tender their Shares.   All directors
recommend that the shareholders review the Opinion, review the terms of the Offer and seriously consider the Offer.

(C)   Intent to Tender.

     To the knowledge of the Company after reasonable inquiry, none of the Company's executive officers intend to tender Shares in the Offer except for the Chairman of the Board. To the knowledge of the Company after reasonable inquiry, several of the Company's directors do not intend to tender Shares held of record or beneficially owned by them in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company has agreed to pay Chaffe & Associates, Inc. ("Chaffe & Associates") a fee in the amount of $16,000 for its financial advisory services in connection with the Offer. The Company has also agreed to indemnify Chaffe & Associates and related persons against liabilities, including liabilities under the federal securities laws, arising out of Chaffe & Associates' engagement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers or directors.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

     1. A tender offer for or other acquisition of the Company's securities by the Company or any other person;
     2. An extraordinary transaction, such a merger, reorganization or liquidation, involving the Company;
     3. A purchase, sale or transfer of a material amount of assets of the Company; or
     4. Any material change in the present indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Company's board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     The Board of Directors of the Company has amended the Company's by-laws to opt out of the Louisiana Control Share Acquisition Statute in order to facilitate the Offer. The Company's "poison pill" expired by its own terms in early 2000 and will not apply to the Offer.

ITEM 9.  EXHIBITS.

(a)(1) Offer to Purchase, dated July 14, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Tender
          Offer Statement on Schedule TO of Jacksonville
          Restaurant Acquisition Corp. filed on July 14, 2000).

(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Tender Offer Statement on
          Schedule TO of Jacksonville Restaurant Acquisition
          Corp. filed on July 14, 2000).

(a)(3)    Chairman's Letter to Shareholders of Cucos Inc., dated
          June 8, 2000.*

(a)(4)    Press Release of Cucos Inc. dated July 14, 2000
          (incorporated herein by reference to Exhibit (a)(6) to the Tender Offer Statement on Schedule TO of
          Jacksonville Restaurant Acquisition Corp. filed on July
          14, 2000).

(e)(1)    Opinion of Chaffe & Associates, Inc. to the Board of
          Directors of Cucos Inc., dated May 31, 2000 (included as Annex I to the Schedule 14D-9 and incorporated herein by reference thereto).

(e)(2)    Agreement dated December 1, 1999, between Cucos Inc.
          and Jacksonville Restaurant Acquisition Corp.

(e)(3)    Modification Agreement dated January 25, 2000, between
          Cucos Inc. and Jacksonville Restaurant Acquisition
          Corp.

(e)(4)    Letter Agreement dated April 18, 2000, between Cucos
          Inc. and Jacksonville Restaurant Acquisition Corp.

*Included in offering materials mailed to shareholders of Cucos
Inc.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2000

                              CUCOS INC.



                              By:  /s/ James W. Osborn
                              Name: James W. Osborn, President